UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TAURIGA SCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87669X106

(CUSIP Number)

Seth M. Shaw
c/o Tauriga Sciences, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06180
(917) 796-9926

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92840H103

(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

Seth M. Shaw
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

USA

	(7)	Sole Voting Power

Number of		161,390,000
Shares	(8)	Shared Voting Power
Beneficially
Owned by		0
Each	(9)	Sole Dispositive Power
Reporting
Person		161,390,000
With	(10)	Shared Dispositive Power

		0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

161,390,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(13)	Percent of Class Represented by Amount in Row (9)

8.08
(14)	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

Common Stock. Tauriga Sciences, Inc., 39 Old Ridgeberry Road, Danbury, Connecticut 06180.

Item 2. Identity and Background

(a)

Seth M. Shaw

(b)

39 Old Ridgeberry Road, Danbury, Connecticut 06180

(c)

Chief Executive Officer and member of the Board of Directors of Tauriga Sciences, Inc., a Florida corporation.

(d)

N/A

(e)

N/A

(f)

USA

Item 3. Source and Amount of Funds or Other Consideration

One June 15, 2017, Mr. Shaw purchased 76,000,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $95,000, or $0.00125 per shares. One June 21, 2017, Mr. Shaw purchased 44,000,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $55,000, or $0.00125 per shares. All such shares shall be “restricted securities” as such term is defined by the Securities Act of 1933, as amended. The funds used for both purchase transaction were personal funds of Mr. Shaw. Prior to the two transactions described above, Mr. Shaw owned 41,390,000 shares of the Issuer’s Common Stock. (See Item 5).

Item 4. Purpose of Transaction

Other than the acquisition of additional securities of the Issuer in the ordinary course of business, Mr. Shaw does not have any plans or proposals that would result in the matters enumerated in items (a) - (j) below.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (*the Issuer is currently attempting to increase its number of authorized Common Stock from 2.5 billion to 7.5 billion; however this action will not impeded the acquisition of control of the Issuer by any person)

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

As of June 26, 2017, Mr. Shaw beneficially owned 161,390,000 shares of the Issuer’s Common Stock. The shares beneficially owned by Mr. Shaw represented 8.08% of the issuer’s outstanding shares of Common Stock, as of June 23, 2017.

(b)

As of June 26, 2017, Mr. Shaw had the sole power to vote and to dispose of 161,390,000 shares of the Issuer’s Common Stock.

(c)

One June 15, 2017, Mr. Shaw purchased 76,000,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $95,000, or $0.00125 per shares. One June 21, 2017, Mr. Shaw purchased 44,000,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $55,000, or $0.00125 per shares. All such shares shall be “restricted securities” as such term is defined by the Securities Act of 1933, as amended.

The transactions described above were conducted privately and not through any exchange or public trading market.

(d)

N/A

(e)

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2017

By:	/s/ Seth M. Shaw
Name:	Seth M. Shaw